Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,424 Registration Statement Nos. 333-221595; 333-221595-01 Dated January 8, 2019 Filed pursuant to Rule 433

Structured Investments

Dual Directional Knock-Out Notes With Daily Trigger Monitoring due February 2, 2022 Based on the Value of the S&P 500® Index

This document provides a summary of the terms of the notes offered by Morgan Stanley Finance LLC.  Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	January 28, 2019
Original issue date:	January 31, 2019 (3 business days after the pricing date)
Maturity date:	February 2, 2022
Interest:	None
Underlying index:	S&P 500® Index. For more information about the underlying index, see the accompanying preliminary terms.
Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the valuation date, the index closing value of the underlying index is greater than the upside knock-out level or less than the downside knock-out level. If a trigger event occurs on any index business day during the term of the notes, you will receive at maturity only the stated principal amount of $1,000 plus the upside payment.
Payment at maturity:

The payment at maturity will depend on whether or not a trigger event has occurred and will be determined as follows:

•

If a trigger event HAS NOT occurred on any index business day during the term of the notes up to and including the valuation date:

•

If the final index value is greater than or equal to the initial index value:

$1,000 + ($1,000 x index return)

In this scenario, you will receive a 1% positive return on the notes for each 1% positive return on the underlying index. In no event will this amount exceed the stated principal amount plus $250.

•

If the final index value is less than the initial index value:

$1,000 + ($1,000 x absolute index return)

In this scenario, you will receive a 1% positive return on the notes for each 1% negative return on the underlying index. In no event will this amount exceed the stated principal amount plus $250.

•

If a trigger event HAS occurred on any index business day during the term of the notes up to and including the valuation date:

$1,000 + the upside payment

Upside payment:	At least $40 per note (4.00% of the stated principal amount). The actual upside payment will be set on the pricing date.
Initial index value:	The index closing value on the pricing date
Final index value:	The index closing value on the valuation date
Upside knock-out level:	125% of the initial index value
Downside knock-out level:	75% of the initial index value
Index return:	(final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index return
Valuation date:	January 28, 2022, subject to postponement for non-index business days and certain market disruption events
CUSIP/ISIN:	61768DXU4 / US61768DXU44
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $951.10 per note, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The notes are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The notes will pay no interest and will have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus.  The payment at maturity on the notes will be determined as follows: If the index closing value of the underlying index has remained less than or equal to the upside knock-out level, which is 125% of the initial index value, and greater than or equal to the downside knock-out level, which is 75% of the initial index value, on each index business day during the term of the notes, we will pay per note at maturity: (i) if the final index value is greater than or equal to the initial index value, the stated principal amount of $1,000 plus a return reflecting 100% of the upside performance of the underlying index, which will effectively be limited to a return of 25%, or (ii) if the final index value is less than the initial index value, the stated principal amount plus a positive return equal to the absolute value of the percentage decline, which will also effectively be limited to a positive return of 25%. However, if the index closing value of the underlying index is greater than the upside knock-out level or less than the downside knock-out level on any index business day during the term of the notes, a trigger event will have occurred and, at maturity, we will pay per note only the stated principal amount of $1,000 plus the upside payment of at least $40 per note. The actual upside payment will be set on the pricing date.  The notes are for investors who are concerned about principal risk but seek an equity index-based return, determined as set forth in the preliminary terms, and who are willing to forgo current income and uncapped participation in the appreciation of the underlying index in exchange for the repayment of principal at maturity plus the possibility of receiving a return based on a limited range of performance of the underlying index but only if the index closing value of the underlying index has remained less than or equal to the upside knock-out level and greater than or equal to the downside knock-out level on each index business day during the term of the notes.  The notes are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk.  If we default on our obligations, you could lose some or all of your investment.  These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the notes involves risks.  See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest.  You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319000179/dp100489_fwp-ps1424.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms.  Please review those risk factors carefully prior to making an investment decision.

•	The notes do not pay interest and may not pay more than the stated principal amount at maturity.

•	You may not participate in any performance of the underlying index, and your maximum gain on the notes is limited by the upside knock-out level and downside knock-out level.

•	The market price of the notes will be influenced by many unpredictable factors.

•	The notes are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The final index value is not based on the value of the underlying index at any time other than the valuation date.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	Adjustments to the underlying index could adversely affect the value of the notes.

•	Investing in the notes is not equivalent to investing in the underlying index.

•	The notes will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your notes for the entire 2-year term of the notes.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the notes.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Notes– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the notes. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Payout on the Notes

The following hypothetical examples illustrate how to calculate the payment at maturity on the notes. The following examples are for illustrative purposes only. The payment at maturity on the notes is subject to our credit risk. The below examples are based on the following terms. The actual initial index value, upside knock-out level, downside knock-out level and upside payment will be determined on the pricing date.

Stated Principal Amount:	$1,000 per note
Hypothetical Initial Index Value:	2,200
Hypothetical Upside Knock-Out Level:	2,750 (125% of the hypothetical initial index value)
Hypothetical Downside Knock-Out Level:	1,650 (75% of the hypothetical initial index value)
Hypothetical Upside Payment:	$40 (4.00% of the stated principal amount)
Interest:	None

EXAMPLE 1: A Trigger Event HAS occurred.

In this example, the index closing value of the underlying index is greater than the upside knock-out level or less than the downside knock-out level on any index business day during the term of the notes. Therefore, a trigger event has occurred and investors receive at maturity only the stated principal amount of $1,000 plus the upside payment, regardless of the performance of the underlying index. Given the hypothetical upside payment of $40, the investor would receive a payment at maturity of $1,040 per note, or a return of 4.00%, but would not participate in any performance of the underlying index because a trigger event has occurred.

EXAMPLE 2: A Trigger Event HAS NOT occurred and the underlying index increases by 5% from the initial index value to the final index value.

Final index value		2,310
Index return	=	(2,310 – 2,200) / 2,200 = 5%
Payment at maturity	=	$1,000 + ($1,000 x index return)
	=	$1,000 + ($1,000 x 5%)
	=	$1,000 + $50
	=	$1,050

In this example, the index closing value of the underlying index has remained less than or equal to the upside knock-out level and greater than or equal to the downside knock-out level on each index business day during the term of the notes. Therefore, a trigger event has not occurred, and investors receive a return at maturity equal to the index return. The payment at maturity is $1,050 per note, resulting in a return of 5%.

EXAMPLE 3: A Trigger Event HAS NOT occurred and the underlying index decreases by 8% from the initial index value to the final index value.

Final index value		2,024
Index return	=	(2,024 – 2,200) / 2,200 = - 8%
Payment at maturity	=	$1,000 + ($1,000 x absolute index return)
	=	$1,000 + ($1,000 x 8%)
	=	$1,000 + $80
	=	$1,080

In this example, the index closing value of the underlying index has remained less than or equal to the upside knock-out level and greater than or equal to the downside knock-out level on each index business day during the term of the notes. Therefore, a trigger event has not occurred, and investors receive a return at maturity equal to the absolute index return. The payment at maturity is $1,080 per note, resulting in a return of 8%.

If a trigger event does not occur on any index business day during the term of the notes, the return on the notes will equal the index return or the absolute index return, as applicable. If a trigger event occurs on any index business day during the term of the notes, the return on the notes will equal only the upside payment, without any participation in the performance of the underlying index.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through December 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to December 28, 2018